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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Mr. Shane Callahan

Re:	Abacus Global Management, Inc.
Schedule TO-I Filed June 30, 2025
File No. 005-91592
Response Letter Dated July 9, 2025
File No. 333- 288412

Mr. Callahan:

On behalf of Abacus Global Management, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) relating to the Tender Offer Statement on Schedule TO-I (the “Schedule TO”), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2025. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed Amendment No. 1 to the Schedule TO (“Amended Schedule TO”) and Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission through its EDGAR system.

For ease of review, we have set forth below each of the numbered comments from the Staff’s comment letter to Schedule TO, received on July 9, 2025, in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Filings. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in each of the Amended Schedule TO and the Amended Registration Statement, as applicable.

July 15, 2025

Amendment No. 1 to Schedule TO-I filed June 30, 2025

General

1.
Since the Offer commenced upon the filing of the registration statement, the statement on the cover page that the Prospectus/Offer to Exchange is “subject to completion” and “preliminary” is inapplicable. Please revise accordingly. Refer to Telephone Interpretation I.E.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus/Offer to Exchange accordingly. Please see the cover pages of the Amended Registration Statement, which have been updated to remove all references to the Exchange being “subject to completion” or “preliminary”.

2.
The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 (PSLRA) does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete or revise the reference to these safe harbor provisions found on page i of the Prospectus/Offer to Exchange.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus/Offer to Exchange accordingly. Please see page iii of the Amended Registration Statement, wherein the Cautionary Note Regarding Forward Looking Statements has been updated to remove the sentence referencing the safe harbor provisions referenced herein.

3.
Refer to the following statement on page 17 of the Prospectus/Offer to Exchange: “The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties.” Please revise this and similar statements throughout your offer materials (such as on pages 20 and 22) to include a qualifier that warrant holders are not foreclosed from challenging your determinations in a court of competent jurisdiction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus/Offer to Exchange accordingly. Please see pages 16, 19 and 20 of the Amended Registration Statement, wherein the qualifier that warrantholders are not foreclosed from challenging the Company’s determinations in a court of competent jurisdiction has been added to the relevant statements.

Item 5. Past Contracts, Transactions, Negotiations, and Agreements

4.
We note the description of the Tender and Support Agreements at the bottom of page 38 of the Prospectus/Offer to Exchange. Please revise this description to identify all parties to the agreements. See Item 1005(e) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff's comment and has revised the Prospectus/Offer to Exchange accordingly. Please see page 37 of the Amended Registration Statement, wherein the warrant holders that are parties to the Tender and Support Agreements are identified.

Item 8. Interest in Securities of the Subject Company

5.
In footnote (1) on pages 23-24 of the Prospectus/Offer to Exchange, we note Mr. Pegula’s disclaimer of beneficial ownership "other than to the extent of any pecuniary interest he may have therein, directly or indirectly." Please note that beneficial ownership is not determined based on pecuniary interest. See Rule 13d-3(a). Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus/Offer to Exchange accordingly. Please see page 23 of the Amended Registration Statement, wherein the reference to Mr. Pegula’s pecuniary interest as described in the phrase “other than to the extent of any pecuniary interest he may have therein, directly or indirectly” has been deleted.

July 15, 2025

Item 10. Financial Statements

6.
We note that your response to Item 1010(a) of Regulation M-A incorporates by reference “[t]he financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange.” On page 57, the Prospectus/Offer to Exchange in turn incorporates by reference, among other SEC filings: (a) the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 28, 2025, and (b) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 8, 2025. Please revise to include an express statement that the financial statements from the Company’s latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q are incorporated by reference into your Schedule TO, and clearly identify the relevant matter incorporated by reference by page, paragraph, caption or otherwise. See Instruction 3 to Item 10 of Schedule TO.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Schedule TO accordingly. Please see Item 10 of the Amended Schedule TO, which has been updated to incorporate by reference the relevant portions of the Offer to Exchange, as well as the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data therein and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on May 8, 2025, including the financial information set forth in Item 1 – Financial Statements therein.

7.
See our last comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations.” Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Rule 13e-4(e)(3).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus/Offer to Exchange accordingly. Please see pages 21-22 of the Amended Registration Statement, wherein the relevant information required by Item 1010(c) of Regulation M-A has been added.

* * *

July 15, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (713) 546-7420 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

cc:	(via email)
Jay Jackson, Chief Executive Officer, Abacus Global Management, Inc.
William H. McCauley, Chief Financial Officer, Abacus Global Management, Inc.
Chris Romaine, Chief Counsel, Abacus Global Management, Inc.
Ryan J. Maierson, Latham & Watkins LLP
Michael Kessler, Alston & Bird LLP